EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 27, 2010

(Thousands of Dollars)

	Six
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$102,574	43,631
Add:
Fixed charges	45,340	25,049
Income taxes	12,693	17,406
	-----------	-----------
Total	$160,607	86,086
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Fixed charges:
Interest expense	$ 38,714	21,922
Rental expense representative
of interest factor	6,626	3,127
	-----------	-----------
Total	$ 45,340	25,049
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Ratio of earnings to fixed charges	3.54	3.44
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